UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Steel Vault Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
85815A 103
(CUSIP Number)
Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 26, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85815A 103

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		7,205,135

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,205,135

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,205,135

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	85815A 103
Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of Steel Vault Corporation, a Delaware corporation (“Steel Vault”) (such shares of Steel Vault being referred to as the “Shares”), formerly known as IFTH Acquisition Corp., and is being filed by Scott R. Silverman to amend the Schedule 13D that was originally filed on November 10, 2008 with the Securities and Exchange Commission (“SEC”).
Information reported in the original filing remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 1 to Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby restated as follows:
On August 1, 2008, Blue Moon Energy Partners LLC (“Blue Moon”) entered into a Purchase Agreement for the purchase of 2,570,000 shares of common stock, par value $0.01 per share (the “Shares”) from Digital Angel Corporation, which represented Digital Angel Corporation’s entire interest in Steel Vault. Blue Moon paid, in consideration for the Shares, $400,000, which amount was provided as capital contributions by the members of Blue Moon in consideration for the Shares. Mr. Silverman controls R&R Consulting Partners LLC, a member of Blue Moon, and is a manager of Blue Moon.
On October 24, 2008, Mr. Silverman was granted, in lieu of salary compensation through the end of 2009, 1,000,000 Shares, 500,000 of which was restricted and vested on December 5, 2008.
On March 20, 2009, Blue Moon and Steel Vault entered into a Secured Convertible Promissory Note (the “Blue Moon Note”) for $190,000. The unpaid principal and accrued and unpaid interest under the Blue Moon Note can be converted at any time into common stock of Steel Vault at a price of $0.44 per share. At maturity, the Blue Moon Note can be converted into 477,134 Shares. As part of the consideration for the Blue Moon Note, Steel Vault granted to Blue Moon a Common Stock Purchase Warrant, dated March 20, 2009 (the “Blue Moon Warrant”), to purchase 108,000 Shares at a price of $0.44 per share, which Blue Moon Warrant is currently exercisable. A copy of the Blue Moon Note and Blue Moon Warrant are attached hereto as Exhibit 1 and Exhibit 2, respectively. The description of certain terms of the Blue Moon Note and Blue Moon Warrant set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the documents.
On July 25, 2008, Steel Vault granted Mr. Silverman a stock option to purchase 500,000 Shares, at an exercise price of $0.21 per Share, which stock option will become exercisable on July 25, 2009. As a result, Mr. Silverman acquired beneficial ownership of the Shares underlying the option on May 26, 2009, sixty days prior to the date the stock option becomes exercisable.
On June 4, 2009, VeriChip Corporation, a Delaware corporation (“VeriChip”) used its working capital to purchase a secured convertible promissory note for $500,000 (the “VeriChip Note”) from Steel Vault. The VeriChip Note accrues interest at twelve percent per year payable on the first anniversary of the VeriChip Note and quarterly thereafter, can be prepaid in full at any time without penalty, and matures on June 4, 2011. The VeriChip

CUSIP No.	85815A 103
Note is payable on demand on or after June 4, 2010 after which Steel Vault will have ninety days to pay the principal and accrued and unpaid interest thereon. The unpaid principal and accrued and unpaid interest under the VeriChip Note can be converted at any time into common stock of Steel Vault at a price of $0.30 per share. The principal is convertible into 1,666,667 shares of Steel Vault common stock. The VeriChip Note is secured by substantially all of Steel Vault’s assets and the security interest held by VeriChip on the assets is senior to any other security interest on the assets pursuant to a Subordination and Intercreditor Agreement between VeriChip and Blue Moon Energy Partners LLC, a Florida limited liability company. The financing transaction also includes a common stock purchase warrant, dated June 4, 2009, given to VeriChip to purchase 333,334 common shares of Steel Vault at a price of $0.30 per share (the “VeriChip Warrant”). The VeriChip Warrant is currently exercisable and is void after June 4, 2014. The VeriChip Note and VeriChip Warrant were issued pursuant to a Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between VeriChip and Steel Vault (the “Subscription Agreement”), which provides that Steel Vault will file a registration statement for the public resale of the shares underlying the VeriChip Note and VeriChip Warrant upon notice that VeriChip elects to convert all or part of the VeriChip Note into common stock of Steel Vault. Mr. Silverman is a controlling stockholder of VeriChip and its executive chairman of the board.
A copy of the VeriChip Note, VeriChip Warrant and Subscription Agreement are attached hereto as Exhibit 3, Exhibit 4 and Exhibit 5, respectively. The description of certain terms of the VeriChip Note, VeriChip Warrant and Subscription Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the documents.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby restated as follows:
(a) and (b) As a manager of Blue Moon, Mr. Silverman is deemed to beneficially own 3,155,134 Shares beneficially owned by Blue Moon. As a controlling stockholder and executive chairman of the board of VeriChip, Mr. Silverman is deemed to beneficially own 2,000,001 Shares beneficially owned by VeriChip. Mr. Silverman also beneficially owns 1,100,000 Shares and 950,000 Shares issuable upon the exercise of stock options. Mr. Silverman beneficially owns a total of 7,205,135 Shares, representing 58.9% of the outstanding common stock of Steel Vault. Mr. Silverman has sole voting power and sole dispositive power over 7,205,135 Shares.
Blue Moon and Mr. William J. Caragol, a member and manager of Blue Moon, who, together with Mr. Silverman, may be deemed to have become members of a group, beneficially own Shares as follows:

	Potential Deemed			Total Potential	Potential Deemed
	Ownership Through			Deemed	Ownership
	Blue Moon(1)	Other Shares held		Ownership	Percentage(5)
William J. Caragol	3,155,134	1,500,000	(2)	4,655,134 (3)	46.6%
Blue Moon	3,155,134	0		3,155,134 (4)	34.0%

CUSIP No.	85815A 103

(1)	Consists of 2,570,000 Shares and 585,134 Shares currently underlying the Blue Moon Note and Blue Moon Warrant.

(2)	Consists of 800,000 Shares, 500,000 Shares underlying a common stock purchase warrant and 200,000 Shares underlying stock options exercisable within sixty days of the date hereof.

(3)	Mr. Caragol has sole voting and dispositive power over all of these Shares.

(4)	Blue Moon has sole voting and dispositive power over all of these Shares.

(5)	In computing the percentage ownership, shares of common stock subject to convertible securities are deemed outstanding.
(c) On July 25, 2008, Steel Vault granted Mr. Caragol a stock option to purchase 200,000 Shares, at an exercise price of $0.21 per Share, which stock option will become exercisable on July 25, 2009. As a result, Mr. Caragol acquired beneficial ownership of the Shares underlying the option on May 26, 2009, sixty days prior to the date the stock option becomes exercisable.
On June 4, 2009, Mr. Caragol was issued a common stock purchase warrant exercisable for 500,000 Shares, with an exercise price of $0.30 per Share, in connection with a debt finance transaction between Steel Vault and VeriChip Corporation, dated June 4, 2009, in consideration for the guaranty of collection that Mr. Caragol executed in favor of VeriChip Corporation.
(d) Blue Moon and its members, William J. Caragol, Barry Edelstein, Jeffrey Cobb and R&R Consulting Partners LLC, and its controlling member, Scott R. Silverman, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares deemed to be beneficially owned by Blue Moon.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The description of the terms of the Blue Moon Note, Blue Moon Warrant, VeriChip Note, VeriChip Warrant and Subscription Agreement described in “Item 3. Source and Amount of Funds or Other Consideration” is herein incorporated by reference.

CUSIP No.	85815A 103
Item 7. Material to be Filed as Exhibits

Exhibit 1	Secured Convertible Promissory Note between Blue Moon Energy Partners LLC and Steel Vault Corporation dated March 20, 2009*

Exhibit 2	Warrant of Blue Moon Energy Partners LLC to Purchase Common Stock of Steel Vault Corporation, dated March 20, 2009*

Exhibit 3	Secured Convertible Promissory Note, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

Exhibit 4	Common Stock Purchase Warrant, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

Exhibit 5	Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

*	Incorporated by reference to the Current Report on Form 8-K filed by Steel Vault Corporation on March 24, 2009 with the Securities and Exchange Commission.

CUSIP No.	85815A 103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 17, 2009

/s/ Scott R. Silverman
Name: Scott R. Silverman

EXHIBIT INDEX

Exhibit
No.	Description
1	Secured Convertible Promissory Note between Blue Moon Energy Partners LLC and Steel Vault Corporation dated March 20, 2009*

2	Warrant of Blue Moon Energy Partners LLC to Purchase Common Stock of Steel Vault Corporation, dated March 20, 2009*

3	Secured Convertible Promissory Note, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

4	Common Stock Purchase Warrant, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

5	Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

*	Incorporated by reference to the Current Report on Form 8-K filed by Steel Vault Corporation on March 24, 2009 with the Securities and Exchange Commission.